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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sanchez Computer Associates, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

799702 10 5

(Cusip Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Todd C. Johnson	Kimberly A. Taylor
Senior Vice President and Secretary	Morgan, Lewis & Bockius LLP
Fidelity National Financial, Inc.	One Oxford Centre
601 Riverside Avenue	Thirty-Second Floor
Jacksonville, Florida 32204	Pittsburgh, PA 15219
(904) 854-8100	(412) 560-3300

January 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 799702 10 5			Page 2 of 8

1.	Name of Reporting Person: Fidelity National Financial, Inc. Fidelity Information Services, Inc		I.R.S. Identification Nos. of above persons (entities only): 86-0498599 71-0405375

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,142,775 (1) (See also Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,142,775 (1) (See also Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.8% (2)

14.	Type of Reporting Person (See Instructions):

(1) Based on representations made by the shareholders pursuant to relevant Shareholder's Agreements (as defined in Item 4). The actual number of shares beneficially owned is all shares owned as of January 27, 2004 or thereafter acquired by the shareholders that are parties to the various Shareholder's Agreements.

CUSIP No. 799702 10 5	13D	Page 3 of 8

     (2) Based on 26,986,341 shares of common stock of Sanchez (as defined in Item 1) outstanding as of January 26, 2004, as represented by Sanchez in the Merger Agreement (as defined in Item 4), plus 717,678 shares issuable upon exercise of options subject to the Shareholder’s Agreements exercisable within 60 days of January 27, 2004 (as represented by the shareholders pursuant to relevant Shareholder’s Agreements).

Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D” ) relates is the common stock, no par value (the “Common Stock”), of Sanchez Computer Associates, Inc., a Pennsylvania corporation (“Sanchez”). The principal executive offices of Sanchez are located at 40 Valley Stream Parkway, Malvern, PA 19355.

Item 2. Identity and Background

     Fidelity National Financial, Inc. (“Fidelity”) is a Delaware corporation with its principal business and principal executive offices located at 601 Riverside Avenue, Jacksonville, Florida 32204. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate related services. Fidelity Information Services, Inc. (“FIS”) is an Arkansas corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 601 Riverside Avenue, Jacksonville, Florida 32204. FIS is engaged in the business of providing technology and processing services to financial institutions and the mortgage and financial services industries. Information regarding the directors, executive officers and controlling persons of Fidelity and FIS is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

     During the last five years, neither Fidelity nor FIS, nor, to the best knowledge of Fidelity and FIS, any person named in Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On January 27, 2004, Fidelity, FIS, Sunday Merger Corp., a wholly owned subsidiary of FIS (“Merger Sub”), Sunday Merger, LLC, a wholly owned subsidiary of FIS (the “Merger LLC”) and Sanchez entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), whereby Sanchez will be merged with and into a wholly owned subsidiary of Fidelity. A copy of the Merger Agreement is attached hereto as Exhibit 1.

     Beneficial ownership of the shares of Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired through the execution of various Shareholder’s Agreements, dated as of January 27, 2004, by and among Fidelity, FIS and each of Michael A. Sanchez, Frank R. Sanchez, Joseph F. Waterman, and Safeguard Scientifics, Inc. (collectively, the “Principal Shareholders”). Fidelity and FIS have not paid any funds to the Principal Shareholders in connection with the execution of the Shareholder’s Agreements. The Shareholder’s Agreements were entered into to induce Fidelity, FIS, Merger Sub and the Merger LLC to enter into, and in consideration for their entering into, the Merger Agreement. Copies of the forms of the various Shareholder’s Agreements are attached hereto as Exhibits 2 and 3, respectively. In the event the options, or any of them, pursuant to the Shareholder’s Agreements

CUSIP No. 799702 10 5	13D	Page 4 of 8

are exercised, the funds required to pay the exercise price required to exercise the options, or any of them, would be paid from Fidelity’s available cash and working capital.

Item 4. Purpose of Transaction

     Pursuant to the Merger Agreement, as part of a single integrated plan, Merger Sub will merge with and into Sanchez, with Sanchez continuing as the surviving corporation (the “Surviving Corporation”) and immediately thereafter, the Surviving Corporation will merge with and into the Merger LLC, with the Merger LLC continuing as the surviving entity (the “Surviving Entity”) and a wholly owned subsidiary of FIS (such integrated plan, the “Merger”). Upon consummation of the Merger, the certificate of formation of the Merger LLC in effect immediately prior to the effective time of the Merger shall be the certificate of formation of the Surviving Entity and the limited liability company operating agreement of the Merger LLC in effect immediately prior to the effective time of the Merger shall be the limited liability company operating agreement of the Surviving Entity. Upon consummation of the Merger, the shares of Common Stock will be converted into the right to receive the Merger Consideration as described in the Merger Agreement.

     Simultaneously with, and as a condition to the willingness of, Fidelity, FIS, Merger Sub and the Merger LLC to enter into the Merger Agreement, Fidelity and FIS entered into Shareholder’s Agreements with each of Michael A. Sanchez, Frank R. Sanchez and Joseph F. Waterman (the “Insider Agreements”) and with Safeguard Scientifics, Inc. (the “Safeguard Agreement,” and together with the Insider Agreements, the “Shareholder’s Agreements”). Pursuant to the Shareholder’s Agreements, each of the Principal Shareholders granted an irrevocable proxy to certain officers of Fidelity to vote their shares of Common Stock in favor of adoption of the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement.

     Pursuant to the Insider Agreements, each of the shareholders party thereto granted to Fidelity an option to purchase the shares of Common Stock with respect to which such shareholder has the power of disposition, at a purchase price of $6.50 per share, in the event the Merger Agreement is terminated pursuant to its terms.

     Pursuant to the Safeguard Agreement, Safeguard granted to Fidelity an option to purchase, at any time, the shares of Common Stock held by Safeguard, at a purchase price equal to (i) the greater of (A) $6.50 per share or (B) such higher amount that Fidelity may agree to pay to acquire shares of Company Common Stock pursuant to an amendment to the Merger Agreement or (ii) the value of the consideration being offered by a proposed purchaser in a Takeover Proposal (as defined in the Merger Agreement).

     Upon consummation of the Merger pursuant to the Merger Agreement, the Common Stock will be delisted from the Nasdaq National Market, and the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     The foregoing descriptions of the Merger Agreement, the Insider Agreements and the Safeguard Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, the Insider Agreements and the Safeguard Agreement, copies of which are incorporated herein by reference and attached hereto as Exhibits 1, 2 and 3, respectively.

CUSIP No. 799702 10 5	13D	Page 5 of 8

Item 5. Interest in Securities of the Issuer

     Fidelity and FIS may be deemed to beneficially own 12,142,775 shares of Common Stock (including 717,678 shares of Common Stock underlying options exercisable within 60 days of January 27, 2004) as a result of the execution of the Shareholder’s Agreements and based on the representations of the shareholders party thereto. Pursuant to the Shareholder’s Agreements, the shareholders party thereto have agreed to give certain officers of Fidelity a proxy to vote their shares of Common Stock in favor of adoption of the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement and have granted Fidelity or a designee of Fidelity (including FIS) an option to purchase their shares of Common Stock in certain circumstances. As a result, Fidelity and FIS may be deemed to have voting power and dispositive power with respect to the shares of Common Stock covered by the Shareholder’s Agreements.

     The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Fidelity and FIS constitutes approximately 43.8% of the outstanding shares of Common Stock (based on 26,986,341 shares of Common Stock outstanding as of January 26, 2004, as represented by Sanchez in the Merger Agreement, plus 717,678 shares of Common Stock underlying options subject to the Insider Agreements exercisable within 60 days of January 27, 2004 as represented by the shareholders party thereto).

     Fidelity and FIS each disclaim beneficial ownership of the shares of Common Stock covered by the Shareholder’s Agreements.

     Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by Fidelity or FIS, nor to the knowledge of Fidelity or FIS, as of the date hereof, by any person listed on Schedule I hereto.

     No other person is known by Fidelity or FIS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock obtainable by Fidelity or FIS pursuant to the Shareholder’s Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated as of January 27, 2004, by and among Fidelity National Financial, Inc., Fidelity Information Services, Inc., Sunday Merger Corp., Sunday Merger, LLC and Sanchez Computer Associates, Inc. (incorporated herein by reference to Exhibit 2.1 to Sanchez’s Current Report on Form 8-K, dated January 27, 2004, filed with the SEC on January 29, 2004)

2	Form of Shareholder’s Agreement, dated as of January 27, 2004, by and among Fidelity National Financial, Inc, Fidelity Information Services, Inc. and each of Michael A. Sanchez, Frank R. Sanchez and Joseph F. Waterman (incorporated herein by reference to Exhibits 2.2, 2.3, and 2.4 to Sanchez’s Current Report on Form 8-K, dated January 27, 2004, filed with the SEC on January 29, 2004)

CUSIP No. 799702 10 5	13D	Page 6 of 8

Exhibit No.	Description

3	Shareholder’s Agreement, dated as of January 27, 2004, by and among Fidelity National Financial, Inc, Fidelity Information Services, Inc. and Safeguard Scientifics, Inc. (incorporated herein by reference to Exhibit 2.5 to Sanchez’s Current Report on Form 8-K, dated January 27, 2004, filed with the SEC on January 29, 2004)

4	Joint Filing Agreement, dated as of February 6, 2004, by and between Fidelity National Financial, Inc. and Fidelity Information Services, Inc.

CUSIP No. 799702 10 5	13D	Page 7 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC

Date: February 6, 2004	By:	/s/ Alan L. Stinson

Alan L. Stinson
Executive Vice President and Chief
Financial Officer

FIDELITY INFORMATION SERVICES, INC

	By:	/s/ Alan L. Stinson

Alan L. Stinson
Executive Vice President

CUSIP No. 799702 10 5	13D	Page 8 of 8

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
FIDELITY NATIONAL FINANCIAL, INC.

     The names and present principal occupations of the directors and executive officers of Fidelity and FIS are set forth below. The business address of each director or executive officer is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity or FIS, as applicable. Each of the named individuals is a citizen of the United States.

Directors and officers of Fidelity:

William P. Foley, II	Chairman of the Board and Chief Executive Officer
Raymond R. Quirk	President
Alan L. Stinson	Executive Vice President and Chief Financial Officer
Ernest D. Smith	Executive Vice President
Brent B. Bickett	Executive Vice President
Frank P. Willey	Vice Chairman of the Board
Terry N. Christensen	Director
Willie D. Davis	Director
John F. Farrell, Jr.	Director
Philip G. Heasley	Director
William A. Imparato	Director
Donald M. Koll	Director
Daniel D. (Ron) Lane	Director
General William Lyon	Director
Cary H. Thompson	Director

Directors and officers of FIS:

William P. Foley, II	Chairman of the Board and Chief Executive Officer
Ernest D. Smith	President and Director
Alan L. Stinson	Executive Vice President